VIA EDGAR	767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

April 20, 2018

VIA EDGAR TRANSMISSION

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ceridian HCM Holding Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 12, 2018

File No. 333-223905

Dear Ms. Woo:

On behalf of our client, Ceridian HCM Holding Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 19, 2018. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (File No. 333-223905) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Ms. Woo
Securities and Exchange Commission
April 20, 2018

Page 2

Management

Composition of Our Board of Directors, page 145

1.	We note that in addition to the right to designate a certain number of directors, the Sponsors will have the right to determine the total number of directors pursuant to the voting agreement. Please expand the corresponding disclosure in the prospectus summary and in the risk factor on page 56 to highlight the additional risk posed by this provision of the voting agreement. In this regard, we note that based on the current composition of the board, the Sponsors could use such provision to maintain majority representation even if they collectively hold less than 50% of the outstanding voting power.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 11, 56 and 145 in response to the Staff’s comment.

2.	Please disclose the termination provisions of the voting agreement. It appears that the agreement does not have a specific termination date and will be in effect so long as the Sponsors have the right to designate a director. We note that the agreement will terminate automatically only if each Sponsor ceases to hold less than 10% of the outstanding voting power.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 11, 56 and 145 in response to the Staff’s comment.

Description of Capital Stock

Anti-takeover Provisions, page 172

3.	We note your third amended and restated certificate of incorporation will provide that directors may only be removed for cause. Please briefly describe the nature and effect of this provision.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 172 in response to the Staff’s comment.

Ms. Woo
Securities and Exchange Commission
April 20, 2018

Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.